the state of Pennsylvania. The real estate collateral for Subsidiary of Private Company G consists of a cultivation facility and dispensary operation in New Jersey and a cultivation facility in Pennsylvania. Construction on the cultivation facilities is expected to be completed in the third quarter of 2022.

Subsidiary of Private Company H

Private Company H is a multi-state operator with assets in Arkansas, Florida, Maryland and Illinois. Subsidiary of Private Company H is a single-state operator that is currently expanding their cultivation facility in Illinois, which is licensed to grow both recreational and medical use cannabis. Subsidiary of Private Company H also operates two additional dispensaries in the state, one licensed to sell medical use cannabis and the other licensed to sell both recreational and medical use cannabis. The real estate collateral for Subsidiary of Private Company H consists of a cultivation facility in Illinois.

Public Company F

Public Company F is an Illinois based multi-state operator with approximately 87 retail locations across 11 states and licenses in three states, and has expanded via an aggressive M&A strategy. The real estate collateral for Public Company F consists of five cultivation facilities across Illinois, Florida, Nevada, Ohio, and Massachusetts and eight dispensaries across Illinois, Michigan, Maryland, Arkansas, Ohio, Nevada, Florida, and Arizona.

Private Company I

Private Company I is a Maryland based single-state operator with an existing cultivation and processing operation in the state, as well as one operational dispensary.

Private Company J

Private Company J is a single-state vertically integrated cultivator, processor, and retailer of medical cannabis. Private Company J operates in the state of Missouri with the maximum number of allowed cannabis licenses including three cultivation licenses and five retail licenses. Private Company J is currently operating all five dispensaries and two of its cultivation facilities while constructing a third cultivation facility. The real estate collateral for Private Company J consists of a to-be-built cultivation facility. Construction on the cultivation facility is expected to begin in the first quarter of 2022.

Private Company K

Private Company K is a single-state operator constructing a facility housing cultivation, manufacturing and retail operations as well as two separate dispensaries, all of which are located in Massachusetts. The cultivation facility will be operating under a Tier 6 cannabis license and all of Private Company K's facilities, including the two separate dispensaries, are approved for both medical and adult use production and/or retail, as applicable. The real estate collateral for Private Company K includes the to-be-built cultivation, manufacturing and retail facility. Construction on the cultivation, manufacturing and retail facility as well as the two separate dispensaries are expected to be completed across the first and second quarters of 2022.

Collateral Overview

Our loans are secured by various types of assets of our borrowers, including real property and certain personal property, including value associated with licenses, equipment, and other assets to the extent permitted by applicable laws and the regulations governing our borrowers. We do not have liens on cannabis inventory and are generally restricted from taking ownership of state licenses by current statutory prohibitions and exchange listing standards. *See ''Risk Factors — Certain assets of our borrowers may not be used as collateral or transferred to us due to applicable state laws and regulations governing the cannabis industry, and such restrictions could negatively impact our profitability.''*

The documents governing our loans also include a variety of provisions intended to provide remedies against the value associated with licenses. For example, some loan documents require a grant of a security interest in all property of the entities holding licenses to the extent not prohibited by applicable law or regulations (or requiring regulatory approval), equity pledges of entities holding licenses, receivership remedies and/or other remedies to secure the value associated with the borrowers' licenses. Upon default of a loan, we may seek to sell the loan to a third party or have an affiliate or a third party work with the borrower to have the borrower sell collateral securing

the loan to a third party or institute a foreclosure proceeding to have such collateral sold, in each case, to generate funds towards the payoff of the loan. While we believe that the appraised value of any real estate assets or other collateral securing our loans may impact the amount of therecovery in each such scenario, the amount of any such recovery from the sale of such real estate or other collateral may be less than the appraised value of such collateral and the sale of such collateral may not be sufficient to pay off the remaining balance on the defaulted loan. Additionally, a third party becoming the holder of a license through a sales, foreclosure or otherwise or other realization of the value of licenses requires the approval of regulatory authorities.

As of November 1, 2021, our portfolio of loans had a weighted average real estate collateral coverage of approximately 1.2 times our aggregate committed principal amount of such loans. Our real estate collateral coverage for each of our loans was measured at the time of underwriting and based on various sources of data available at such time. We calculate our weighted average real estate collateral coverage by estimating the underlying value of our real estate collateral based on various objective and subjective factors, including, without limitation, third-party appraisals, total cost basis of the subject property and/or our own internal estimates.

We may pursue a sale of a defaulted loan if we believe that a sale would yield higher proceeds or that a sale could be accomplished more quickly than a foreclosure proceeding while yielding proceeds comparable to what would be expected from a foreclosure sale. To the extent that we determine that the proceeds are more likely to be maximized through instituting a foreclosure sale or through taking title to the underlying collateral, we will be subject to the rules and regulations under state law that govern foreclosure sales and Nasdaq listing standards that do not permit us to take title to real estate while it is involved in commercial sales of cannabis. In addition, the sale of the collateral securing our loans may be difficult and may be to a party outside of the cannabis industry. Therefore, any appraisal-based value of our real estate and other collateral may not equal the value of such collateral if it were to be sold to a third party in a foreclosure or similar proceeding. We may seek to sell a defaulted loan prior to commencing a foreclosure proceeding or during a foreclosure proceeding to a purchaser that is not required to comply with Nasdaq listing standards. We believe a third-party purchaser that is not subject to Nasdaq listing standards may be able to realize greater value from real estate and other collateral securing our loans. However, we can provide no assurances that a third party would buy such loans or that the sales price of such loans would be sufficient to recover the outstanding principal balance, accrued interest, and fees. *See "Risk Factors — We will not own real estate as long as it is used in the commercial sale of cannabis due to current statutory prohibitions and exchange listing standards, which may delay or limit our remedies in the event that any of our borrowers default under the terms of their loans with us."*

Our Loan Origination Pipeline

As of November 1, 2021, our loan origination pipeline consisted of potential new loans representing anticipated total loan commitments of approximately $952.0 million. We are in various stages of our evaluation process with respect to these loans. We identify appropriate loans from our origination pipeline based on investment criteria factors such as, among other things, the prospective borrower's financial performance, loan size, proposed sources and uses and location, at which point we may issue an indication of interest or non-binding term sheet and, if mutually agreeable, enter into a non-binding term sheet or non-binding syndication commitment letter with the prospective borrower.

We are currently completing our underwriting process and negotiating definitive loan documents for each of the potential loan investments related to our existing fully-executed, non-binding term sheets and fully-executed, non-binding syndication commitment letters. The potential loans remain subject to satisfactory completion of our underwriting and due diligence processes, definitive documentation and final approval by the Investment Committee, as applicable. As a result, no assurance can be given that any of these potential loans will close on the currently contemplated terms or at all. We intend to fund these potential loans using capacity under our Revolving Credit Facility, existing cash and/or, depending upon the timing of closing, net proceeds from loan repayments, or net proceeds from this offering.

Our Existing Portfolio is, and our future portfolio may be, concentrated in a limited number of loans, which subjects us to an increased risk of significant loss if any asset declines in value or if a particular borrower fails to perform as expected.

Our Existing Portfolio is, and our future loans may be, concentrated in a limited number of loans. Additionally, the industry is experiencing significant consolidation, which we expect to increase, among cannabis operators and certain of our borrowers may combine, increasing the concentration of our borrower portfolio with those consolidated operators. If a significant loan to one or more companies fails to perform as expected, such a failure could have a material adverse effect on our business, financial condition and operating results, and the magnitude of such effect could be more significant than if we had further diversified our portfolio. A consequence of this limited number of loans is that the aggregate returns we realize may be significantly adversely affected if a small number of loans perform poorly, if we need to write down the value of any one loan, if a loan is repaid prior to maturity and we are not able to promptly redeploy the proceeds and/or if an issuer is unable to obtain and maintain commercial success. While we intend to diversify our portfolio of loans as we deem prudent, we do not have fixed guidelines for diversification. As a result, our portfolio could be concentrated in relatively few loans and in a limited number of borrowers.

Our portfolio of loans is concentrated in certain property types or in particular industries, such as cannabis, that are subject to higher risk of foreclosure, or secured by properties concentrated in a limited number of geographic locations. Economic and business downturns relating generally to such region or type of asset may result in defaults on a number of our loans within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to pay dividends to our stockholders.

We may lend to multiple borrowers that share a common sponsor. We do not have a limit on the amount of total gross offering proceeds that can be held by multiple borrowers that share the same sponsor. We may face greater credit risk to the extent a large portion of our portfolio is concentrated in loans to multiple borrowers that share the same sponsor.

Our Existing Portfolio contains loans to companies with operations that are geographically concentrated in Arizona, Arkansas, Florida, Illinois, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New Mexico, Ohio and Pennsylvania, and we will be subject to social, political and economic risks of doing business in those states and any other state in which we in the future have lending exposure.

Our Existing Portfolio contains loans to companies with operations that are geographically concentrated in Arizona, Arkansas, Florida, Illinois, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New Mexico, Ohio and Pennsylvania. Circumstances and developments related to operations in these markets that could negatively affect our business, financial condition, liquidity and results of operations include, but are not limited to, the following factors:

- the development and growth of applicable state cannabis markets (for example, the increase in additional dispensaries in certain states have diluted the value of the pre-existing dispensaries);

- the responsibility of complying with multiple and likely conflicting state and federal laws, including with respect to retail sale, distribution, cultivation and manufacturing of cannabis, licensing, banking, and insurance;

- unexpected changes in regulatory requirements and other laws, in particular licensing requirements;

- difficulties and costs of managing operations in certain locations;

- potentially adverse tax consequences;

- the impact of national, regional or state specific business cycles and economic instability; and

- access to capital may be more restricted, or unavailable on favorable terms or at all in certain locations.

proceeds upon sale of the underlying real estate may not be sufficient to recover our loan. Any costs or delays involved in the foreclosure or a liquidation of the underlying property will reduce the net proceeds realized and, thus, increase the potential for loss.

In the event a borrower defaults on any of its obligations to us and such debt obligations are equitized, we do not intend to directly hold such equity interests, which may result in additional losses on our loans in such entity.

We will not own real estate as long as it is used in the commercial sale of cannabis due to current statutory prohibitions and exchange listing standards, which may delay or limit our remedies in the event that any of our borrowers default under the terms of their loans with us.

Although we have the contractual ability to foreclose on, and take title to, the collateral securing our loans upon a default by the borrower, we will not take title to and own such real estate collateral as long as it is used in cannabis-related operations due to current statutory prohibitions, including Section 856 of the U.S. Controlled Substances Act of 1970, as amended (21 U.S.C. § 801, et seq.) (the "CSA"), which relates to the management or control of properties that are used for the manufacturing, distributing or using of any controlled substances. Until that law changes, taking title to real estate used in cannabis-related activities or owning equity in cannabis-related businesses would also violate Nasdaq listing requirements. These restrictions related to real property used in cannabis-related operations may cause significant delays or difficulties in deriving value from those properties. In addition, any alternative uses of cannabis-related properties may be limited due to the specialized nature of the facilities or may be less profitable than the cannabis-related operations, which would adversely affect the value of the collateral securing our loans and could result in the sale of such property at a loss. Because the sale of collateral may be forced upon the borrower at such point when time may be of the essence, and the assets may be made available to a limited number of potential purchasers, particularly in those limited-license states in which we focus, the sales prices may be less than the prices obtained with more time in a larger market. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our stockholders.

The properties securing our loans may be subject to contingent or unknown liabilities that could adversely affect the value of these properties, and as a result, our loans.

Properties securing our loans may be subject to contingent, unknown or unquantifiable liabilities that may adversely affect the value of our loans. Such defects or deficiencies may include title defects, title disputes, liens or other encumbrances on properties securing our loans to borrowers. The discovery of such unknown defects, deficiencies and liabilities could affect the ability of our borrowers to make payments to us or could affect our ability to foreclose and sell the properties securing such loans, which could adversely affect our results of operations and financial condition. Further, we, our executive officers, directors and our Manager may, in the ordinary course of business, be named as defendants in litigation arising from our loans.

We may in the future foreclose and acquire properties without any recourse, or with only limited recourse, against the prior property owner with respect to contingent or unknown liabilities. As a result, if a claim were asserted against us based on ownership of any of these properties, we may have to pay substantial amounts to defend or settle the claim. If the magnitude of such unknown liabilities is high, individually or in the aggregate, our business, financial condition, liquidity and results of operations would be materially and adversely affected.

Construction loans involve an increased risk of loss.

Our loan portfolio and current pipeline includes construction loans and we may continue to invest in such loans in the future. If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including, but not limited to: a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete it from other sources; a borrower's claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan.

Our investments in construction loans require us to make estimates about the fair value of land improvements that may be challenged by the Internal Revenue Service.

We invest in construction loans, the interest from which would be qualifying income for purposes of the gross income tests applicable to REITs, provided that the loan value of the real property securing the construction loan was equal to or greater than the highest outstanding principal amount of the construction loan during any taxable year. For purposes of

our reputation, the reputations of our borrowers or the reputations of the brands that they may sell, require the borrowers to take, or refrain from taking, actions that could impact their operations, or require them to pay substantial amounts of money, harming their and our financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of borrower management's attention and resources or have a material adverse impact on their and our business, financial condition and results of operations.

Loans to cannabis businesses may be forfeited to the federal government.

Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states that have legalized cannabis. In July 2017, the DOJ issued a new policy directive regarding asset forfeiture, referred to as the ''equitable sharing program.'' This policy directive represents a reversal of DOJ's policy under the Obama administration, and allows for forfeitures to proceed that are not in accord with the limitations imposed by state-specific forfeiture laws. This new policy directive could lead to increased use of asset forfeitures by local, state and federal enforcement agencies. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, such as the cannabis facilities that are owned or utilized by our borrowers, our loans to our borrowers would likely be materially and adversely affected.

We may have difficulty accessing bankruptcy courts.

We currently have no need or plans to seek bankruptcy protection. Because cannabis is illegal under federal law, federal bankruptcy protection is currently not available to parties who engage in the cannabis industry or cannabis-related businesses. Recent bankruptcy rulings have denied bankruptcies for dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, we may not be able to seek the protection of the bankruptcy courts, and this could materially affect our business or our ability to obtain credit.

There may be difficulty enforcing certain of our commercial agreements and contracts.

Courts will not enforce a contract deemed to involve a violation of law or public policy. Because cannabis remains illegal under U.S. federal law, parties to contracts involving the state legal cannabis industry have argued that the agreement was void as federally illegal or against public policy. Some courts have accepted this argument in certain cases, usually against the company involved in commercial cannabis activity. While courts have enforced contracts related to activities by state-legal cannabis companies, and the trend is generally to enforce contracts with state-legal cannabis companies and their vendors, there remains doubt and uncertainty that we will be able to enforce our commercial agreements in court for this reason. We cannot be assured that we will have a remedy for breach of contract, which would have a material adverse effect on our business.

The loans that are in our Existing Portfolio, and that we expect to make in the future may, include Canadian entities within their corporate structure that have the ability to seek insolvency protections in Canada, which could materially and adversely affect our business.

The loans that are in our Existing Portfolio, and that we expect to make in the future may, include U.S.-based companies operating in the cannabis industry with at least one Canadian entity within their corporate structure for the purpose of listing on the CSE. In May 2020, a U.S.-based cannabis company that is listed on the CSE filed for, and was granted, insolvency protection under the Companies' Creditors Arrangement Act pursuant to Canadian law. If the applicable borrower obtains bankruptcy protections in Canada, it could restrict our ability, or create additional costs or delays involved in our efforts, to foreclose on the collateral, which will reduce the net proceeds realized and, thus, increase the potential for loss.

The loans that are in our Existing Portfolio are, and that we expect to make in the future may be, secured by properties that are, and will be, subject to extensive regulations, such that if such collateral were foreclosed upon those regulations may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.

The loans that are in our Existing Portfolio are, and that we expect to make in the future may be, secured by properties that are, and will be, subject to various local laws and regulatory requirements, and we would be subject to such requirements if such collateral was foreclosed upon. Local property regulations may restrict the use of collateral or our ability to foreclose on the collateral. Among other things, these restrictions may relate to cultivation of cannabis, the use of water and the discharge of waste water, fire and safety, seismic conditions, asbestos-cleanup or hazardous material abatement requirements. Due to current statutory prohibitions, we will not own any real estate used in cannabis-related

operations. While our loan agreements and related mortgages provide for foreclosure remedies, receivership remedies and/or other remedies that would allow us to cause the sale or other realization of real property collateral, the regulatory requirements and statutory prohibitions related to real property used in cannabis-related operations may cause significant delays or difficulties in realizing the expected value of such real property collateral. We make no assurance that existing regulatory policies will not materially and adversely affect the value of such collateral, or that additional regulations will not be adopted that would increase such potential material adverse effect. The negative affect on such collateral could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Certain assets of our borrowers may not be used as collateral or transferred to us due to applicable state laws and regulations governing the cannabis industry, and such restrictions could negatively impact our profitability.

Each state that has legalized cannabis in some form has adopted its own set of laws and regulations that differ from one another. In particular, laws and regulations differ among states regarding the collateralization or transferability of cannabis-related assets, such as cannabis licenses, cannabis inventory, and ownership interests in licensed cannabis companies. Some state laws and regulations where our borrowers operate may prohibit the collateralization or transferability of certain cannabis-related assets. Other states may allow the collateralization or transferability of cannabis-related assets, but with restrictions, such as meeting certain eligibility requirements, utilization of state receiverships, and/or upon approval by the applicable regulatory authority. Prohibitions or restrictions on our or others' ability to acquire certain cannabis-related assets securing the loans of our borrowers could have a material adverse effect on our business, financial condition, liquidity and results of operations.

To the extent real estate collateral is still being used in cannabis-related activities, we will not foreclose and take title to such real estate to the extent doing so would violate Nasdaq listing standards. With respect to equipment, receivables and cash accounts, there are no prohibitions under state law regarding our ability to foreclose on such collateral. Foreclosing on pledged equity would trigger a change of control and such an action might also require approval of state regulators. Our loans are often secured by liens on equity, including the equity in the entity that holds the state-issued license to cultivate, process, distribute, and/or retail cannabis, as the case may be, but we will not take title to such equity as doing so would violate Nasdaq listing standards. We also cannot foreclose on liens on state licenses as they are generally not transferable, and we do not have liens on cannabis inventory.

Our ability to force a sale of our real estate collateral differs based on the state in which such real estate collateral is located and the security instruments used to secure such real estate collateral in each state. In Florida, Illinois, Michigan, Nevada, New Jersey, Ohio, Pennsylvania and Arkansas, the ability to force such sales is governed by judicial foreclosure in such states pursuant to each state's foreclosure laws. Under judicial foreclosure, we can enforce a judgment in foreclosure by (i) in the case of Arkansas, a public sale or (ii) for all other states, a writ of execution. In a judgment in foreclosure by public sale, the judgment directs the circuit clerk of the county in which the real property is located to sell the real property at a properly noticed public auction. A judgment in foreclosure by writ of execution directs a sheriff, clerk, special master, referee or other authorized person, as the case may be, to levy on and sell the real property, commonly at a properly noticed public auction. In Arizona, Maryland, and Massachusetts, a trustee or appointed auctioneer sells the property at a public sale through a non-judicial foreclosure pursuant to each state's non-judicial foreclosure laws. In Missouri, we may force a sale of our real estate collateral either through judicial foreclosure or through a sale administered by a trustee at our discretion. In New Mexico, we can force a sale of real estate collateral through a judicial foreclosure or a non-judicial foreclosure, depending upon the security instruments used to secure the real estate collateral. Under judicial foreclosure in New Mexico, we can enforce a judgment in foreclosure by a public sale. Under non-judicial foreclosure in New Mexico, a trustee or appointed auctioneer sells the property at a public sale.

Equipment, receivables, and cash in deposit accounts may be collected under state Uniform Commercial Code (''UCC''). In all states, we are permitted for non-real estate collateral (e.g., equipment) to pursue a judicial action and execute on a judgment via sheriffs' sale. While we currently cannot foreclose under UCC and take title or sell equity in a licensed cannabis business, a potential purchaser of a delinquent or defaulted loan could. However, the transfer of ownership of equity in a licensed cannabis business requires state regulator approval, which can take significant time. In addition, because the sale of collateral may be forced upon the borrower at such point when time may be of the essence and the assets may be made available to a limited number of potential purchasers, particularly in those limited-license states in which we focus, the sales prices may be less than the prices obtained with more time in a larger market. As a result, the

sale of such collateral may not result in sufficient proceeds to repay our loan and could have a material and adverse effect on our business, financial condition, liquidity and results of operations.

Liability relating to environmental matters may impact the value of properties that we may acquire upon foreclosure of the properties securing our loans.

To the extent we foreclose on properties securing our loans, we may be subject to environmental liabilities arising from such foreclosed properties. In particular, cannabis cultivation and manufacturing facilities may present environmental concerns of which we are not currently aware. Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. Accordingly, if environmental contamination exists on properties we acquire or develop after acquisition, we could become subject to liability for the contamination.

The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property securing one of our loans becomes liable for removal costs, the ability of the owner to make payments to us may be reduced, which in turn may adversely affect the value of the relevant loan held by us and our ability to make distributions to our stockholders.

If we foreclose on any properties securing our loans, the presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs, thus harming our financial condition. The discovery of material environmental liabilities attached to any properties securing our loans could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.

The market value of properties securing our loans acquired by us upon foreclosure may decrease if they cannot be used for cannabis related operations.

Properties used for cannabis operations, particularly cultivation and manufacturing facilities, are generally more valuable than if used for other purposes. If we foreclose on any properties securing our loans, our inability to sell the property to a licensed cannabis company for a similar use may significantly decrease the market value of the foreclosed property thereby having a material adverse effect on our business, financial condition, liquidity and results of operations.

FDA regulation of cannabis could negatively affect the cannabis industry, which would directly affect our financial condition.

Should the federal government legalize cannabis for adult-use and/or medical-use, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Indeed, after the U.S. government removed hemp and its extracts from the CSA as part of the Agriculture Improvement Act of 2008, then FDA Commissioner Scott Gottlieb issued a statement reminding the public of the FDA's continued authority "to regulate products containing cannabis or cannabis-derived compounds under the Federal Food, Drug and Cosmetic Act (the "FD&C Act") and section 351 of the Public Health Service Act." He also reminded the public that "it's unlawful under the FD&C Act to introduce food containing added cannabidiol ("CBD") or THC into interstate commerce, or to market CBD or THC products, as, or in, dietary supplements, regardless of whether the substances are hemp-derived," and regardless of whether health claims are made, because CBD and THC entered the FDA testing pipeline as the subject of public substantial clinical investigations for GW Pharmaceuticals' Sativex (THC and CBD) and Epidiolex (CBD). The memo added that, prior to introduction into interstate commerce, any cannabis product, whether derived from hemp or otherwise, marketed with a disease claim (e.g., therapeutic benefit, disease prevention, etc.) must first be approved by the FDA for its intended use through one of the drug approval pathways. Notably, the FDA can look beyond the product's express claims to find that a product is a "drug." The definition of "drug" under the FDCA includes, in relevant part, "articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals" as well as "articles intended for use as a component of [a drug as defined in the other sections of the definition]." 21 U.S.C. § 321(g)(1). In determining "intended use," the FDA has traditionally looked beyond a product's label to statements made on websites, on social media, or orally by the company's representatives.

The FDA has sent numerous warning letters to sellers of CBD products making health claims. The FDA could turn its attention to the cannabis industry. In addition to requiring FDA approval of cannabis products marketed as drugs, the FDA could issue rules and regulations including certified good manufacturing practices related to the growth, cultivation, harvesting and processing of cannabis. It is also possible that the FDA would require that facilities where cannabis is grown register with the FDA and comply with certain federally prescribed regulations. Cannabis facilities are currently

Subsidiary of Private Company H

Private Company H is a multi-state operator with assets in Arkansas, Florida, Maryland and Illinois. Subsidiary of Private Company H is a single-state operator that is currently expanding their cultivation facility in Illinois, which is licensed to grow both recreational and medical use cannabis. Subsidiary of Private Company H also operates two additional dispensaries in the state, one licensed to sell medical use cannabis and the other licensed to sell both recreational and medical use cannabis. The real estate collateral for Subsidiary of Private Company H consists of a cultivation facility in Illinois.

Public Company F

Public Company F is an Illinois based multi-state operator with approximately 87 retail locations across 11 states and licenses in three states, and has expanded via an aggressive M&A strategy. The real estate collateral for Public Company F consists of five cultivation facilities across Illinois, Florida, Nevada, Ohio, and Massachusetts and eight dispensaries across Illinois, Michigan, Maryland, Arkansas, Ohio, Nevada, Florida, and Arizona.

Private Company I

Private Company I is a Maryland based single-state operator with an existing cultivation and processing operation in the state, as well as one operational dispensary.

Private Company J

Private Company J is a single-state vertically integrated cultivator, processor, and retailer of medical cannabis. Private Company J operates in the state of Missouri with the maximum number of allowed cannabis licenses including three cultivation licenses and five retail licenses. Private Company J is currently operating all five dispensaries and two of its cultivation facilities while constructing a third cultivation facility. The real estate collateral for Private Company J consists of a to-be-built cultivation facility. Construction on the cultivation facility is expected to begin in the first quarter of 2022.

Private Company K

Private Company K is a single-state operator constructing a facility housing cultivation, manufacturing and retail operations as well as two separate dispensaries, all of which are located in Massachusetts. The cultivation facility will be operating under a Tier 6 cannabis license and all of Private Company K's facilities, including the two separate dispensaries, are approved for both medical and adult use production and/or retail, as applicable. The real estate collateral for Private Company K includes the to-be-built cultivation, manufacturing and retail facility. Construction on the cultivation, manufacturing and retail facility as well as the two separate dispensaries are expected to be completed across the first and second quarters of 2022.

Collateral Overview

Our loans are secured by various types of assets of our borrowers, including real property and certain personal property, including value associated with licenses, equipment, and other assets to the extent permitted by applicable laws and the regulations governing our borrowers. We do not have liens on cannabis inventory and are generally restricted from taking ownership of state licenses by current statutory prohibitions and exchange listing standards. *See "Risk Factors — Certain assets of our borrowers may not be used as collateral or transferred to us due to applicable state laws and regulations governing the cannabis industry, and such restrictions could negatively impact our profitability."*

The documents governing our loans also include a variety of provisions intended to provide remedies against the value associated with licenses. For example, some loan documents require a grant of a security interest in all property of the entities holding licenses to the extent not prohibited by applicable law or regulations (or requiring regulatory approval), equity pledges of entities holding licenses, receivership remedies and/or other remedies to secure the value associated with the borrowers' licenses. Upon default of a loan, we may seek to sell the loan to a third party or have an affiliate or a third party work with the borrower to have the borrower sell collateral securing the loan to a third party or institute a foreclosure proceeding to have such collateral sold, in each case, to generate funds towards the payoff of the loan. While we believe that the appraised value of any real estate assets or other collateral securing our loans may impact the amount of the recovery in each such scenario, the amount of any such recovery from the sale of such real estate or other collateral may be less than the appraised value of such collateral and the sale of such collateral may not be sufficient to pay off the remaining balance on the defaulted loan. Additionally, a third party becoming the holder of a license through a sale, foreclosure or otherwise or other realization of the value of licenses requires the approval of regulatory authorities. As of November 1, 2021, our portfolio of loans had a weighted average real estate collateral coverage of approximately

1.2 times our aggregate committed principal amount of such loans. Our real estate collateral coverage for each of our loans was measured at the time of underwriting and based on various sources of data available at such time. We calculate our weighted average real estate collateral coverage by estimating the underlying value of our real estate collateral based on various objective and subjective factors, including, without limitation, third-party appraisals, total cost basis of the subject property and/or our own internal estimates.

We may pursue a sale of a defaulted loan if we believe that a sale would yield higher proceeds or that a sale could be accomplished more quickly than a foreclosure proceeding while yielding proceeds comparable to what would be expected from a foreclosure sale. To the extent that we determine that the proceeds are more likely to be maximized through instituting a foreclosure sale or through taking title to the underlying collateral, we will be subject to the rules and regulations under state law that govern foreclosure sales and Nasdaq listing standards that do not permit us to take title to real estate while it is involved in commercial sales of cannabis. In addition, the sale of the collateral securing our loans may be difficult and may be to a party outside of the cannabis industry. Therefore, any appraisal-based value of our real estate and other collateral may not equal the value of such collateral if it were to be sold to a third party in a foreclosure or similar proceeding. We may seek to sell a defaulted loan prior to commencing a foreclosure proceeding or during a foreclosure proceeding to a purchaser that is not required to comply with Nasdaq listing standards. We believe a third-party purchaser that is not subject to Nasdaq listing standards may be able to realize greater value from real estate and other collateral securing our loans. However, we can provide no assurances that a third party would buy such loans or that the sales price of such loans would be sufficient to recover the outstanding principal balance, accrued interest, and fees. *See ''Risk Factors — We will not own real estate as long as it is used in the commercial sale of cannabis due to current statutory prohibitions and exchange listing standards, which may delay or limit our remedies in the event that any of our borrowers default under the terms of their loans with us.''*

Government Regulation

Our operations are subject to regulation, supervision, and licensing under various United States, state, provincial, and local statutes, ordinances and regulations. In general, lending is a highly regulated industry in the United States and we are required to comply with, among other statutes and regulations, certain provisions of the Equal Credit Opportunity Act, the USA Patriot Act, regulations promulgated by the Office of Foreign Asset Control, and U.S. federal and state securities laws and regulations. In addition, certain states have adopted laws or regulations that may, among other requirements, require licensing of lenders and financiers, prescribe disclosures of certain contractual terms, impose limitations on interest rates and other charges, and limit or prohibit certain collection practices and creditor remedies. We are required to comply with the applicable laws and regulations in the states in which we do business. We actively monitor proposed changes to relevant legal and regulatory requirements in order to maintain our compliance.

The Dodd-Frank Act

The Dodd-Frank Act made significant structural reforms to the financial services industry. For example, pursuant to the Dodd-Frank Act, various federal agencies have promulgated, or are in the process of promulgating, regulations with respect to various issues that may affect our Company. Certain regulations have already been adopted and others remain under consideration by various governmental agencies, in some cases past the deadlines set in the Dodd-Frank Act for adoption. It is possible that regulations that will be adopted in the future will apply to us or that existing regulations that are currently not applicable to us will begin to apply to us as our business evolves.

Investment Company Act

We have not been and are not currently required to be registered under the Investment Company Act pursuant to Section 3(c)(5) (the ''Section 3(c)(5) Exemption'') of the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Real estate mortgages are excluded from the term ''investment securities.''